CHINA NATURAL RESOURCES, INC.
Room 2105, West Tower, Shun Tak Centre
200 Connaught Road C
Sheung Wan, Hong Kong
011-852-2810-7205 (telephone)
011-852-2810-6963 (facsimile)

August 19, 2005

VIA EDGAR

Mr. Larry M. Spirgel, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Kyle Moffatt, Accountant Branch Chief

Re:

China Natural Resources, Inc.
Form 20-F for the fiscal year ended December 31, 2004
File No. 000-26046

Dear Mr. Spirgel:

This letter provides responses to the comments contained in the Staff’s letter dated July 15, 2005, relating to the Company’s Form 20-F for the year ended December 31, 2004. The following numbered responses correspond to the numbered comments contained in the Staff’s letter dated July 15, 2005.

Form 20-F for the fiscal year ended December 31, 2004

General

1.

The Company is not an investment company. The Company operates various business ventures in the People’s Republic of China and Hong Kong, including copper trading, advertising, promotion and public relations, and is not in the business of investing in, reinvesting in, trading or holding securities. The shares the Company holds in Hainan Sundiro Motorcycle Co. Ltd. (“Sundiro”) were made for business, rather than investment, purposes.

Specifically, the Company acquired the Sundiro shares to support a strategic business relationship that was proposed between the Company and Sundiro. The Company acquired the Sundiro shares in 1997, at a time when the Company's operations made it the largest rubber distributor in Hainan province, and Sundiro was the largest motorcycle manufacturer in the province. The Company acquired the shares to support a proposed strategic alliance with Sundiro, pursuant to which the parties proposed to establish a tire manufacturing facility. Under the proposed alliance, the Company would supply rubber to the manufacturing facility, and Sundiro would become a major customer of the tire manufacturing operation. It was intended that the Company would become integrally involved in the management and operation of the tire manufacturing facility. The Company's acquisition of the Sundiro shares was taken in furtherance of Far Eastern business practices and in anticipation of a transaction such as the proposed venture between Sundiro and the Company, in order to evidence the Company's support of the venture and its confidence in Sundiro as a joint venture partner.

Mr. Larry Spirgel, Assistant Director	August 19, 2005
Securities and Exchange Commission	Page 2

Negotiations with Sundiro extended over a period of approximately one year. Unfortunately, the proposed transaction with Sundiro did not come to fruition due to declines in both the price of rubber and the demand for Sundiro motorcycles. Because the Sundiro shares that were acquired are not readily marketable, and the market value of the freely trading shares of Sundiro has not yet recovered from its low levels, the Company is not currently able to dispose of the Sundiro shares, except at a substantial loss. Because the Company believes that the value of the Sundiro shares will rise in the future, the Company does not believe that selling the shares at a loss would be in the best interests of the Company or its shareholders.

We also note that, since the time of its acquisition of the Sundiro shares, the Company has held one of six seats on Sundiro’s board of directors, and the Company’s board representative actively participates in board meetings and guides the board on many operational matters.

The Company therefore believes that the shares of Sundiro should not be treated as "investment securities," within the meaning of Sections 3(a)(1)(C) and 3(a)(2) of the Investment Company Act, because the investment was intended to support a collaborative and strategic business arrangement, and was not made for investment purposes. The Company intends to dispose of all or a substantial portion of the Sundiro shares as soon as is reasonably practical, in light of liquidity, market, economic and similar factors.

Item 15. Controls and Procedures, page 58

2.

The Company confirms that there was no change in its internal control over financial reporting that occurred during the Company’s fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The disclosure required by Item 308(c) of Regulation S-K will be provided in future filings.

Report of Independent Registered Public Accounting Firm, page F-1

3.

GHP Horwath, P.C. (“GHP”) is a member of Horwath International, which is an international association of accounting firms comprised of approximately 110 member firms operating from 400 offices around the world. It is our understanding that GHP represents several companies having international operations. GHP serves as the Company’s principal auditor and assumes responsibility for the work of Horwath Hong Kong CPA Limited (“HHK”) in accordance with SAS No. 1, section 543. Horwath Hong Kong CPA Limited (“HHK”) is also a member of Horwath International. The majority of the audit fieldwork was performed by HHK in China and Hong Kong under the direction and supervision of GHP, and the Company worked closely with both Horwath firms throughout the audit. Both GHP and HHK are registered with the Public Company Accounting Oversight Board (“PCAOB”). We concluded that it is appropriate for GHP to serve as our independent registered public accountant because of their relationship with HHK, their ability to function as principal auditor and their registration with the PCAOB.

Summary of Significant Accounting Policies, page F-9

4.

Future filings will reflect the following disclosure, which clarifies the Company’s revenue recognition relating to copper transactions:

Copper inventories are recorded at cost on a first-in-first-out basis. The Company historically has not maintained copper inventories. The Company recognizes revenues pursuant to SAB 104 and related authoritative literature. Revenues from copper sales are recognized when the significant risks and rewards

Mr. Larry Spirgel, Assistant Director	August 19, 2005
Securities and Exchange Commission	Page 3

of ownership have passed to the customer. Factors such as customer acceptance return policies, post shipment obligations, warranties, credits and discounts, rebates, and price protection or similar privileges, have historically not been considered significant and have had no material impact on revenue recognition.

Foreign currency translation, page F-12

5.

Through December 31, 2004, the majority of the Company’s pre-tax losses have been incurred in the PRC and, through 2002, substantially all of the Company’s revenues were generated in the PRC. While iSense operations accounted for approximately 38% and 54% of revenues in 2003 and 2004, respectively, iSense assets represented only 2% of consolidated total assets as of December 31, 2004. It is the Company’s intention to pursue business opportunities in the PRC. We believe that these factors indicate that the PRC is the primary economic environment in which the Company operates and where the Company primarily generates and expends cash. Accordingly, we believe that the Renminbi is our functional currency.

Investments, page F-18

6.

The Company’s investment in Sundiro is in the form of “legal person shares,” which are restricted shares not freely tradable in public markets. At acquisition, the price paid by the Company for these shares was approximately 39% of the quoted market price of Sundiro’s freely trading shares. The Company has monitored the quoted market price of Sundiro’s freely trading shares which has shown continuous decline from RMB9 per share in 1997 to RMB2.5 per share in 2005. The Company believes that the market price of Sundiro’s freely traded shares are a reliable indicator of the value of the Company’s investment in the restricted shares and has assessed the investment for other than temporary declines by applying the 61% discount to the market price of the freely traded shares to estimate the fair value of the restricted shares. In the fourth quarter of 2004, the Company obtained an independent appraisal of its investment in Sundiro, and the appraisal concluded that a discount rate of 70% was more appropriate. This rate has since been applied in the Company’s assessment.

Comments or questions regarding the above responses should be directed to the undersigned at the telephone number set forth above or to our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,

/s/ TAM CHEUK HO
Mr. Tam Cheuk Ho Chief Financial Officer